October 24, 2019

Roger G. Branton
Chief Executive Officer
Vislink Technologies, Inc.
1515 Ringling Blvd., Suite 310
Sarasota, FL 34236

       Re: Vislink Technologies, Inc.
           Registration Statement on Form S-1
           Filed October 21, 2019
           File No. 333-234265

Dear Mr. Branton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    David E. Danovitch, Esq.